UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Centiv, Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Share

(Title of Class of Securities)

15233P 10 1

(CUSIP Number)

William M. Rychel
P.O. Box 225
Highwood, IL 60040
(874) 432-5963

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

CUSIP No. 15233P 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William M. Rychel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,622

	8.	Shared Voting Power 68,622

	9.	Sole Dispositive Power 68,622

	10.	Shared Dispositive Power 68,622

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.08%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, par value $.001 per share (the “Shares”), of Centiv, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 998 Forest Edge Drive, Vernon Hills, Illinois, telephone no. 847-876-8300.

Item 2.	Identity and Background

(a)-(c), (f)    This Schedule 13D/A is being filed by William M. Rychel. Mr. Rychel is President of The Ravine Company, P.O. Box 225, Highwood, Illinois  60040.  The company provides consulting services. The Reporting Person is a United States citizen.

(d)-(e)    During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction
Sale of common stock on December 2, 2003.

Item 5.	Interest in Securities of the Issuer
(a)	As of December 2, 2003, Mr. Rychel owned 68,622 shares of common stock.

(b)	As of December 2, 2003, Mr. Rychel had sole voting power over 68,622 shares of common stock of the Issuer and had sole dispositive power over 68,622 of common stock of the Issuer.

(c)	None.

(d)	Not Applicable.

(e)	On December 2, 2003 the reporting person ceased to be the beneficial owner of more than five percent of the class of securities

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/8/03
Date
/s/ William M. Rychel
Signature
William M. Rychel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)